Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and six month periods ended

February 28, 2014 and 2013

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Tanzanian Royalty Exploration Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Steven Van Tongeren”
James E. Sinclair	Steven Van Tongeren
Chief Executive Officer	Chief Financial Officer

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	February 28, 2014	August 31, 2013

Assets
Current Assets
Cash and cash equivalents (Note 17)	$ 6,660,061	$ 10,679,516
Other financial assets (Note 6)	5,250	5,250
Other receivables (Note 14)	565,730	512,369
Inventory (Note 16)	3,213	11,849
Prepaid expenses (Note 13)	89,402	80,761
	7,323,656	11,289,745
Property, plant and equipment (Note 4)	867,081	971,388
Mineral properties and deferred exploration (Note 3)	46,714,169	45,932,207
	$ 54,904,906	$ 58,193,340

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 15)	$ 926,471	$ 1,264,420
Convertible debt (Note 5)	-	1,085,221
Warrant liability (Note 7)	1,275,000	3,524,000
	2,201,471	5,873,641
Shareholders’ equity
Share capital (Note 7)	115,614,202	115,614,202
Share based payment reserve (Note 9)	1,372,862	873,736
Warrants reserve (Note 8)	870,037	870,037
Accumulated deficit	(67,052,986)	(67,117,263)
Equity attributable to owners of the Company	50,804,115	50,240,712
Non-controlling interests (Note 3(a), 3(f))	1,899,320	2,078,987
Total shareholders’ equity	52,703,435	52,319,699
	$ 54,904,906	$ 58,193,340

Nature of operations (Note 1)

  Segmented information (Note 18)

  Commitments (Notes 3 and 19)

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Expressed in Canadian Dollars)
	Three months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2014	Six months ended February 28, 2013

Administrative expenses
Depreciation (Note 4)	$ 54,592	$ 71,164	$ 109,140	$ 141,310
Consulting	(25,310)	77,844	80,852	129,436
Directors’ fees (Note 10)	76,057	92,594	173,709	181,549
Office and general	107,367	72,677	184,750	164,114
Shareholder information	83,501	109,368	180,655	178,691
Professional fees	71,075	129,999	197,756	263,678
Salaries and benefits	371,563	464,468	683,021	797,068
Share based payments (Note 7)	183,928	149,704	368,818	301,073
Travel and accommodation	67,025	10,511	100,178	43,908
	(989,798)	(1,178,329)	(2,078,879)	(2,200,827)
Other income (expenses)
Foreign exchange	1,169	18,813	(2,756)	3,840
Interest, net	8,236	40,831	28,289	77,800
Interest accretion	-	(12,145)	(4,779)	(38,082)
Loss on other financial assets (Note 6)	(1,050)	(4,725)	-	(9,975)
Exploration costs	(70,946)	(21,749)	(110,816)	(44,833)
Write off of mineral properties and deferred exploration costs (Note 3)	(173,486)	-	(173,486)	-
Change in value of warrant liability (Note 7)	(459,000)	3,789,000	2,249,000	3,240,000
Withholding tax recoveries (costs)	(19,864)	6	(21,963)	(1,841)
Net income (loss) and comprehensive income (loss)	$ (1,704,739)	$ 2,631,702	$ (115,390)	$ 1,026,082

Income (loss) and comprehensive income (loss) for the period attributable to:
Owners of the Company	(1,600,103)	2,674,445	64,277	1,068,440
Non-controlling interests	(104,636)	(42,743)	(179,667)	(42,358)
	$ (1,704,739)	$ 2,631,702	$ (115,390)	$ 1,026,082

Income (loss) per share
– basic	$ (0.02)	$ 0.03	$ (0.00)	$ 0.01
– diluted	$ (0.02)	$ 0.02	$ (0.00)	$ 0.01
Weighted average # of shares outstanding
– basic	100,922,582	100,681,274	100,922,582	100,625,023
– diluted	100,922,582	106,838,872	100,922,582	106,782,620

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Six month periods ended February 28,	2014	2013

Operations
Net income (loss)	$ (115,390)	$ 1,026,082
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	109,140	141,310
Change in value of warrant liability	(2,249,000)	(3,240,000)
Share based payments	368,818	301,073
(Gain) loss on other financial assets	-	9,975
Cash interest paid	(4,340)	(75,811)
Cash interest received	28,592	70,907
Interest accretion	4,779	38,082
Non cash directors’ fees	101,881	101,532
Write-down of mineral properties	173,486	-
Net change in non-cash operating working capital items:
Other receivables	(53,361)	(6,028)
Inventory	8,636	(10,503)
Prepaid expenses	(8,641)	(16,040)
Trade, other payables and accrued liabilities	(268,089)	(204,958)
Cash used in operations	(1,903,489)	(1,864,379)
Investing
Mineral properties and exploration expenditures	(1,021,133)	(3,618,126)
Option payments received and recoveries	-	40,175
Equipment and leasehold improvements, net	(4,833)	(31,575)
Cash used in investing activities	(1,025,966)	(3,609,526)
Financing
Repayment of convertible debt	(1,090,000)	-
Cash used in from financing activities	(1,090,000)	-
Net decrease in cash and cash equivalents	(4,019,455)	(5,473,905)
Cash and cash equivalents, beginning of period	10,679,516	20,058,678
Cash and cash equivalents, end of period	$ 6,660,061	$ 14,584,773

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2014	2013
Non-cash transactions:
Share based payments capitalized to mineral properties	$ 28,428	$ 11,474
Shares issued on conversion of convertible debt	-	986,334

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

1.

Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At February 28, 2014 the Company had working capital of $5,122,185 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $6,397,185 (August 31, 2013 – $8,940,104) excluding warrant liability, had not yet achieved profitable operations, has accumulated losses of $67,052,986 (August 31, 2013 – $67,117,263) and expects to incur further losses in the development of its business. In the long term, the Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

2.

  Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006.  The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2 Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania. The unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended February 28, 2014 and 2013 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on April 9, 2014.

2.2 Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2013 annual financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

2.

Basis of Preparation (continued)

2.3

 Adoption of new and revised standards and interpretations

New standards and interpretations adopted

The Company applies, for the first time, certain standards and amendments to the financial statements. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interests in Other Entities would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Company or the interim consolidated financial statements of the Company.

The nature and impact of each new standard/amendment is described below:

•

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS.  The amendments to IAS 1 introduce a grouping of items present in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit and loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (eg. actuarial gains and losses on defined benefit plans and revaluation of land and buildings).  The amendment affected presentation only and had no impact on the Company’s financial position of performance.

•

IAS 1 Clarification of the requirement for comparative information (Amendment).  The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include the comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

•

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements
IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replace the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over the investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investors returns. IFRS 10 had no impact to the Company.

•

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.  IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using the proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The application of IFRS 11 has no impact to the Company.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

2.

Basis of Preparation (continued)

2.3

 Adoption of new and revised standards and interpretations (continued)

New standards and interpretations adopted (continued)

•

IFRS 12 Disclosure of Interests in Other Entities.  IFRS 12 sets out the requirement for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for the interim consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Company has not made such disclosures.

•

IFRS 13 Fair Value Measurement.  IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not impacted the fair value measurements carried out by the Company.

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.  However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – introduces new requirements for the classification and measurement of financial instruments.

•

IAS 32 ‘Financial instruments, Presentation’ – In December 2011, effective for annual periods beginning on or after January 1, 2014, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities.  The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.

•

IFRIC 21 Levies - In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provision, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligation event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

3.

Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of USD$500 per license.  Upon renewal, there is a renewal fee of USD$300 per license.

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at February 28, 2014 and recorded a write-down of $173,486 during the three and six month period ended February 28, 2014 (Three month and six month period ended February 28, 2013 - $nil).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

3.

Mineral Properties (continued)

      The continuity of expenditures on mineral properties is as follows:

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

3.

Mineral Properties (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold Company Limited.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. If the property has not been brought into production by May 31, 2014, the Company shall be entitled to extend the date for one additional year:

          i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest on the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property are capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals to Tanzania American International Development Corporation (2000) Limited, (wholly owned subsidiary of Tanzanian Royalty).    The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by the Tanzanian Government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write off $nil was taken for these licenses related to the property (year ended August 31, 2013 - $469,940).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

3.

Mineral Properties (continued)

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation (“Stamico”) Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2013 - $nil) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(d) Luhala Project:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken in this area (year ended August 31, 2013 - $6,983).

(e) Lunguya:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses and a write-off of $nil was taken in this area (year ended August 31, 2013 - $103,636).

(f) Kabanga:

The Kabanga Project is located in northwestern Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains Ni sulphide ores at Kabanga deposit and reef-type PGE concentrations at Musongati.

During the three and six month period ended February 28, 2014, the company abandoned several licenses in the area and a write off of $173,486 was taken (year ended August 31, 2013 - $147,429).

Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Songshan Mining Company was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.  Stamico has a carried interest on the Company and Songshan has a carried interest.

(g) Kanagele:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $892,727), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

3.

Mineral Properties (continued)

(h) Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licenses through prospecting and option agreements.

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $405,688), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(i) Ushirombo:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $38,531), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(j) Mbogwe:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $84,853), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(k) Biharamulo:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $16,906), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(l) Other properties:

During the three and six month period ended February 28, 2014, the Company did not abandon any licenses in the area but recorded a write-off of $nil (year ended August 31, 2013 - $28,214) of costs related to the abandoned area located within the other properties category.

(m) Buziba-Busalwo

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

Buckreef Gold Company Limited (“BGCL”), a project subsidiary of Tanzanian Royalty owned 55% by Tanzanian Royalty and 45% by the State Mining Company of Tanzania, signed a letter of intent with ARL Gold Tanzania Limited (“ARL”), a subsidiary of AGC, to conclude a Definitive Joint Venture Agreement in connection with a joint venture to be created for the development of a producing gold mine at Buziba- Busolwa.

The Company’s BGCL joint venture with Stamico will hold a 40% interest in the Buziba-Busolwa Project, with AGC holding the remaining 60%.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

4.

Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Total
Cost
As at September 1, 2012	$ 464,487	$ 302,640	$ 91,645	$ 1,527,153	$ 89,329	$ 2,475,254
Additions	-	-	26,122	13,076	10,999	50,197
As at August 31, 2013	$ 464,487	$ 302,640	$ 117,767	$ 1,540,229	$ 100,328	$ 2,525,451
Additions	-	-	4,833	-	-	4,833
Disposals	-	-	(11,374)	(20,101)	-	(31,475)
As at February 28, 2014	$ 464,487	$ 302,640	$ 111,226	$ 1,520,128	$ 100,328	$ 2,498,809

Accumulated depreciation
As at September 1, 2012	$ 232,139	$ 174,501	$ 50,371	$ 790,667	$ 17,866	$ 1,265,544
Depreciation expense	15,490	35,160	22,695	199,415	15,759	288,519
As at August 31, 2013	$ 247,629	$ 209,661	$ 73,066	$ 990,082	$ 33,625	$ 1,554,063
Depreciation expense	7,228	12,306	9,992	72,944	6,670	109,140
Disposals	-	-	(11,374)	(20,101)	-	(31,475)
As at February 28, 2014	$ 254,857	$ 221,967	$ 71,684	$ 1,042,925	$ 40,295	$ 1,631,728
Net book value
As at September 1, 2012	$ 232,348	$ 128,139	$ 41,274	$ 736,486	$ 71,463	$ 1,209,710
As at August 31, 2013	$ 216,858	$ 92,979	$ 44,701	$ 550,147	$ 66,703	$ 971,388
As at February 28, 2014	$ 209,630	$ 80,673	$ 39,542	$ 477,203	$ 60,033	$ 867,081

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

5.

Convertible Debt

(i)

February 28, 2014:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$ 1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	87,606	152,716	341,845
Interest paid	(36,164)	(63,288)	(93,630)	(193,082)
Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)
Cash repayment	-	-	(1,060,000)	(1,060,000)

Closing balance of liability portion (current)	$ -	$ -	$ -	$ -

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	(34,505)	-	(65,143)

Closing balance of equity portion	$ -	$ -	$ 35,899	$ 35,899

 (ii)

August 31, 2013:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$ 1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	87,606	147,937	337,066
Interest paid	(36,164)	(63,288)	(63,630)	(163,082)
Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)

Closing balance of liability portion (current)	$ -	$ -	$1,085,221	$1,085,221

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	(34,505)	-	(65,143)

Closing balance of equity portion	$ -	$ -	$ 35,899	$ 35,899

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

5.

Convertible Debt (continued)

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share.  The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares.  In September 2011, the loan was converted into 233,318 shares.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.  The Company received notice to convert the Promissory Note in the principal amount of $1,000,000 and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.  On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Each of the convertible debentures includes a conversion feature.  The Company determined a fair value of the financial liability by obtaining independent bank rates of 4.25% for the August, September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $105,953.  Total transaction costs for all debt agreements were $141,813 of which $4,911 was allocated to the equity component, which aggregated to $35,899 at February 28, 2014 (August 31, 2013 - $35,899) and is included in share based payment reserve in shareholders’ equity.

6.

Other financial assets

Other financial assets are comprised of shares of publicly traded companies.  As at February 28, 2014, these investments have been measured at their fair value of $5,250 (August 31, 2013 - $5,250). The impact to the consolidated financial statements of this revaluation to market value for the six month period ended February 28, 2014 resulted in no gain or loss (2013 – $9,975 loss) as market values of these securities remained unchanged (2013 – decreased) in the period.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

7.

Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($) ($)
Balance on September 1, 2012	100,459,937	$ 113,476,858
Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	241,308	1,151,010
Balance at August 31, 2013 and February 28, 2014	100,922,582	$ 115,614,202

Activity during the year ended August 31, 2013:

On October 17, 2012, pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Warrant issuances:

There were no warrant issuances during the six month period ended February 28, 2014 or the year ended August 31, 2013.

Warrants and Compensation Options outstanding:

At February 28, 2014, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Equity financing August 12, 2011	2,381,580*	USD$4.00	August 12, 2014
Equity financing August 12, 2011	2,381,578*	USD$2.50	August 12, 2014
April 18, 2012	500,000*	USD$4.00	August 12, 2014
Equity financing compensation options August 12, 2011	59,211	USD$4.00	August 12, 2014
Equity financing compensation options August 12, 2011	59,210	USD$2.50	August 12, 2014

Balance, February 28, 2014	5,381,579	-	-

* warrants classified under Warrant Liability

Effective February 6, 2014 the exercise price of 2,381,578 common share purchase warrants was reduced from USD$4.00 to USD$2.50.  59,210 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$4.00 to USD$2.50.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

7.

Capital Stock (continued)

Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00.  On March 27, 2012, the holder of the compensation options exercised 250,000 compensation options at a price of USD$4.00.

The 5,263,158 warrants are accounted for and included in the calculation of the warrant liability.

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

The table below shows the activity for warrant liability for the six month period ended February 28, 2014 and the year ended August 31, 2013:

Period/year ended	February 28, 2014	August 31, 2013
Balance at beginning of period/year	$ 3,524,000	$ 8,114,000
Decrease in value of warrant liability	(2,249,000)	(4,590,000)
Balance at end of period/year	$ 1,275,000	$ 3,524,000

During the six month period ended February 28, 2014, the value of the warrants decreased to $1,275,000 from the balance at August 31, 2013 of $3,524,000, as a result of changes in fair value of warrants during the period.  The assumptions in valuing the warrants at February 28, 2014 included an expected volatility of 72% (August 31, 2013 – 64-83%), a US risk free interest rate of 0.08% (August 31, 2013 – 0.03% to 0.13%) and an expected life of 6 months (August 31, 2013 – 2 to 12 months).  The decrease in value of $2,249,000 (2013 – $3,240,000 decrease) has been recorded as a gain (2013 – gain) in the statement of comprehensive income (loss).

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the six month period ended February 28, 2014 was $28,283 (2013 - $29,160) and is included in salaries and benefits expense.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

7.

Capital Stock (continued)

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014 the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 1,300,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at February 28, 2014.

Total share-based compensation expense related to the issue of RSUs was $499,126 for the six month period ended February 28, 2014 (2013 - $414,079).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

7.

Capital Stock (continued)

The following table summarizes changes in the number of RSU’s outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, September 1, 2012	446,247	$ 5.09
Granted	416,639	$ 3.52
Redeemed for common shares	(241,308)	$ 4.77
Balance, August 31, 2013	621,578	$ 4.16
Granted	9,000	$ 2.16
Balance, February 28, 2014	630,578	$ 4.13

8.

Reserve for warrants

Period/Year ended	February 28, 2014	August 31, 2013
Balance at beginning of period/year	$ 870,037	$ 870,037
Balance at end of period/year	$ 870,037	$ 870,037

9.

Reserve for share based payments

Period/Year ended	February 28, 2014	August 31, 2013
Balance at beginning of period/year	$ 873,736	$ 670,779
Shares issued pursuant to RSU plan	-	(1,151,010)
Share based compensation	499,126	1,353,967
Balance at end of period/year	$ 1,372,862	$ 873,736

10.

 Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Six month periods ended February 28,	Notes	2014	2013
Legal services	(i)	$103,825	$199,213
Director compensation	(ii)	$192,162	$252,871
Rent	(iii)	$37,274	$21,332
Technical Committee	(iv)	$nil	$47,406
Rent	(v)	$17,544	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six month period ended February 28, 2014, the legal expense charged by the firm was $103,825 (2013 - $199,213), of which $25,623 remains payable at February 28, 2014 (August 31, 2013 - $13,143).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

(ii) During the six month period ended February 28, 2014, $192,162 (2013 - $252,871) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

10.

 Related party transactions and key management compensation (continued)

(iii) During the six month period ended February 28, 2014, $37,274 (2013 - $21,332) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the six month period ended February 28, 2014, $nil (2013 - $47,406) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v)  During the six month period ended February 28, 2014, $17,544 (2013 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At February 28, 2014, the Company has a receivable of $389 (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Six month period ended February 28,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 219,253	$ 4,594	$ 288,409	$ 197,388
Directors	90,281	101,881	75,672	177,199
Total	$ 309,534	$ 106,475	$ 364,081	$ 374,587

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2) Compensation shares may carry restrictive legends.

     (3) All RSU share based compensation is based on the accounting expense recorded in the year.

11.

Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six month period ended February 28, 2014. The Company is not subject to externally imposed capital requirements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

11.

Management of Capital (continued)

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at February 28, 2014 totaled $50,804,115 (August 31, 2013 - $50,240,712).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

12. Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2013 the fair value of the convertible debt agreements did not differ materially from their carrying value, due to the short time to maturity.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at February 28, 2014, or August 31, 2013.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

12. Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 28, 2014, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $67,000 (2013 - $146,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2014, the Company had current assets of $7,323,656 (August 31, 2013 - $11,289,745) and current liabilities of $2,201,471 (August 31, 2013 - $5,873,641), including warrant liability or $926,471 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $5,122,185 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $6,397,185 (August 31, 2013 – $8,940,104) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 28, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at February 28, 2014.

13. Prepaid expenses

	February 28, 2014	August 31, 2013

Insurance	$ 2,713	$ 47,159
Listing fees	68,153	30,411
Other	18,536	3,191
Total prepaid expenses	$ 89,402	$ 80,761

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

14. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	February 28, 2014	August 31, 2013

Receivable from related parties	$ 5,342	$ 811
HST and VAT Receivable	550,107	510,062
Other	10,281	1,496
Total Trade and Other Receivables	$ 565,730	$ 512,369

Below is an aged analysis of the Company’s other receivables:

	February 28, 2014	August 31, 2013

Less than 1 month	$ 150,293	$ 499,537
1 to 3 months	19,264	12,832
Over 3 months	396,173	-
Total Other Receivables	$ 565,730	$ 512,369

At February 28, 2014, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 12.

The Company holds no collateral for any receivable amounts outstanding as at February 28, 2014.

15. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	February 28, 2014	August 31, 2013

Less than 1 month	$ 184,986	$ 1,186,377
1 to 3 months	146,520	51,315
Over 3 months	594,965	26,728
Total Trade, Other Payables and Accrued Liabilities	$ 926,471	$ 1,264,420

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

16. Inventory

Inventory consists of fuel to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	February 28, 2014	August 31, 2013

Other	$ 3,213	$ 11,849
Total Inventory	$ 3,213	$ 11,849

17. Cash and cash equivalents

As at February 28, 2014, cash and cash equivalents total $6,660,061 (August 31, 2013 - $10,679,516), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $253,061 (August 31, 2013 - $329,659), and Government investment certificates and treasury bills consisting of interest-generating money-market accounts of $6,407,000 (August 31, 2013 - $10,349,857).  The interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

18. Segmented information

Operating Segments

At February 28, 2014 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Month Periods Ended February 28, 2014 and 2013

18. Segmented information, (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning TREC’s geographic locations is as follows:

	Six month period ended February 28, 2014	Six month period ended February 28, 2013
Consolidated net income (loss)
Canada	$ 737,120	$ 1,694,788
Tanzania	(852,510)	(668,706)
	$ (115,390)	$ 1,026,082
	As at February 28, 2014	As at August 31, 2013
Identifiable assets
Canada	$ 6,745,660	$ 10,748,028
Tanzania	48,159,246	47,445,312
	$ 54,904,906	$ 58,193,340
Non-current assets
Canada	$ 22,993	$ 21,486
Tanzania	47,558,257	46,882,109
	$ 47,581,250	$ 46,903,595

19. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $21,122 for premises in fiscal 2014.